UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number **0-28536**

New Century Equity Holdings Corp.
401(k) Savings & Investment Plan

NEW CENTURY EQUITY HOLDINGS CORP.
10101 Reunion Place, Suite 450
San Antonio, Texas 78216

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(UNAUDITED)

	December 31,	
	2001	2000
ASSETS		
Investments, at fair value:		
AIM Aggressive Growth Fund	$ 39,114	$ 1,582
AIM Blue Chip Fund	44,343	2,425
AIM Constellation Fund	52,865	1,422
AIM Value Fund	79,891	1,523
American Century Equity Growth Fund	41,755	1,313
Fidelity Money Market Fund	14,526	186
Forward Hoover Small Cap Equity Fund	58,476	1,046
INVESCO Balanced Fund	31,268	1,752
INVESCO International Blue Chip Value Fund	2,489	536
Janus Advisor Growth Fund	56,331	2,161
Janus Advisor Worldwide Growth Fund	11,890	1,022
PIMCO Total Return Fund	2,789	211
Putnam New Opportunities Fund	76,698	2,823
Total investments, at fair value	512,435	18,002
Contributions receivable:		
Employee	-	8,145
Employer	-	4,888
Total contributions receivable	-	13,033
Cash	49	34
Total assets	512,484	31,069
LIABILITIES		
Excess contributions payable	(2,000)	-
Net assets available for plan benefits	$ 510,484	$ 31,069

The accompanying notes are an integral part of these financial statements.

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(UNAUDITED)

	Year Ended December 31, 2001	The Period from November 1, 2000 (Inception) to December 31, 2000
Additions to net assets:		
Interest and dividend income	$ 40,777	$ 5
Net depreciation in fair value of investments	(121,194)	(730)
Contributions:		
Employee	107,933	19,823
Employer	29,181	11,971
Total contributions	137,114	31,794
Asset transfers in from other plans	517,876	-
Total additions	574,573	31,069
Deductions from net assets:		
Benefits paid to participants	(95,158)	-
Net additions in net assets available for plan benefits	479,415	31,069
Net assets available for plan benefits:		
Beginning of year	31,069	-
End of year	$ 510,484	$ 31,069

The accompanying notes are an integral part of the financial statements.

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the New Century Equity Holdings Corp. (the "Company") 401(k) Savings & Investment Plan (the "Plan"), established on November 1, 2000, provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. Frost National Bank is the Plan administrator and two officers of the Company are the Plan's trustees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

An employee is eligible to join the Plan upon completion of six months of employment and attaining the age of 21. Eligible employees may enter the Plan on the earliest of January 1, April 1, July 1 or October 1, after fulfillment of the eligibility requirements.

Contributions

Each year, employees may elect to contribute up to 15% of their total eligible compensation, as defined in the Plan agreement. Employees are permitted to roll over money held in other qualified plans into the Plan, provided that the trust from which such funds are transferred permits such transfers and the transfer does not jeopardize the tax-exempt status of the Plan. Such contributions may be directed to any of fourteen mutual funds and New Century Equity Holdings Corp. Common Stock. The Company's matching contributions are limited to a maximum of 100% of the employee's contributions, which do not exceed 5% of compensation, as defined in the Plan agreement. The Company's matching contributions are invested in the same investment fund(s) and in the same proportion as the participant's current investment options. The Company may make discretionary contributions to the Plan, subject to certain limitations. For the year ended December 31, 2001 and the Period from November 1, 2000 (inception) to December 31, 2000, the Company did not make additional discretionary contributions to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's earnings or losses. Allocations of earnings or losses are based on the value of participant account balances, as defined in the Plan agreement.

Vesting

Participants are immediately vested in their participant accounts, including their contributions, employer contributions and earnings thereon.

Loans

Participants may borrow money from their participant account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their participant account, whichever is less. The loans are secured by the balance in the participant account and bear interest at rates commensurate with local prevailing interest rates. Principal and interest are paid ratably through regular payroll deductions. There were no loans outstanding as of December 31, 2001 and 2000.

Payment of Benefits

Terminated participants may elect to receive a lump-sum distribution equal to the participant's vested account balance or defer the distribution of their benefits until a future date; however, that future date cannot be later than April 1 of the calendar year following the calendar year in which the participant reaches the age of 70½. If the participant's vested account balanced is less than $5,000, the participant may not defer the distribution.

Plan Amendments

The Company has the right to amend the Plan at any time. However, no amendment, change or modification may deprive a participant of any vested benefits under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants become 100% vested in their accounts.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices as of the balance sheet date. Investment transactions are recognized on the trade date (the date the order to buy or sell is executed). The cost of investments sold is based on the average purchase price. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses incurred during the year.

Risks and Uncertainties

The Plan provides for investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Plan Administration

The Company pays for expenses incident to the administration of the Plan. During the year ended December 31, 2001 and the Period from November 1, 2000 (inception) to December 31, 2000, the Company incurred approximately $4,800 and $600, respectively, in expenses related to the administration of the Plan.

Note 3. Federal Income Taxes

The Internal Revenue Service has determined and informed the Plan administrator that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC; therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Note 4. Party-In-Interest Transactions

Certain Plan investments are shares of common stock of the Company and qualify as party-in-interest transactions.

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
AIM Advisors	AIM Aggressive Growth Fund	*	$ 39,114
AIM Advisors	AIM Blue Chip Fund	*	44,343
AIM Advisors	AIM Constellation Fund	*	52,865
AIM Advisors	AIM Value Fund Fund	*	79,891
American Century Investments	American Century Equity Growth Fund	*	41,755
Fidelity Investments	Fidelity Money Market Fund	*	14,526
Forward Funds	Forward Hoover Small Cap Equity Fund	*	58,476
INVESCO Funds Group	INVESCO Balanced Fund	*	31,268
INVESCO Funds Group	INVESCO International Blue Chip Value Fund	*	2,489
Janus Capital Corporation	Janus Advisor Growth Fund	*	56,331
Janus Capital Corporation	Janus Advisor Worldwide Growth Fund	*	11,890
PIMCO Funds	PIMCO Total Return Fund	*	2,789
Putnam Investments	Putnam New Opportunities Fund	*	76,698
	Total Assets Held for Investment Purposes		$ 512,435

*Cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW CENTURY EQUITY HOLDINGS CORP.
401(k) SAVINGS & INVESTMENT PLAN

Date: June 28, 2002

By /s/ Parris H. Holmes, Jr.
Parris H. Holmes, Jr.
Trustee

By /s/ David P. Tusa
David P. Tusa
Trustee